
January 4, 2023

Jack Stover
Chief Executive Officer
NorthView Acquisition Corp
207 West 25th St., 9th Floor
New York, NY 10001

> **Re: NorthView Acquisition Corp**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 18, 2022**
> **File No. 001-41177**

Dear Jack Stover:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction